Exhibit 99.8

Date: August 7, 2018

CONSENT OF LEE PATRICK GOCHNOUR

I, Lee Patrick Gochnour, QP, MMSA, do hereby consent to the public filing of the report titled “Technical Report on the Rainy River Mine, Ontario, Canada” (the “Technical Report”), prepared by New Gold Inc. and dated July 25, 2018.

(Signed)_Lee Patrick Gochnour (Sealed)

Lee Patrick Gochnour, QP, MMSA